INVEST IN UPSTAGED ENTERTAINMENT GROUP

"The" College and High School Performing Arts Hub, monetizing an untapped market


UPSTAGED™
ENTERTAINMENT GROUP
THE College & High School
Performing Arts Hub

Highlights

1. 7.5 mil talented students across 25+ performing arts genres remain as an untapped market
2. UpStaged provides a platform for a limitless funnel of quality content & audience engagement
3. Global demand for competitive live and virtual content is expanding at an unprecedented rate
4. Viewers across the world are introduced to new styles of performance and competitive entertainment
5. College/high school aged content is the most diverse, scalable field of developable entertainment

5. College/high school aged content is the most diverse, scalable field of developable entertainment

6. Contestants pair with a social justice charity of their choice, prize funding & promoting awareness
7. Opportunity for performers to expand competitively, parallel to many existing sports tournaments
8. Creating a longterm community that is all inclusive, diverse, and promoting charitable efforts

Our Team



Stephan Hartman

Founder/creator of the US Sports Film Festival. Past executive positions include PE banking & Law at Apollo Management, Houlihan Lokey, & Lehman Brothers. Graduate of Penn(BA), Wharton(BS), Villanova(JD), and Kellogg School of Mgmt(MBA).



Victoria Duruh

Renowned fashion/model industry talent agent, casting director & producer. Former Elite Model Management executive. Worked with celebrities & athletes. Premier branded clients incl Lancome, L'Oreal USA, Teen Vogue, Reebok, & Sports Illustrated.



Ken Carangelo

Led the growth of multiple companies to successful acquisitions, recently as COO for Legendary Applied Analytics, sold to WarnerMedia. In startups & large companies; Wolters Kluwer Financial Services. US Navy Veteran. Harvard(BA), Dartmouth(MBA)



Peter May

Intl. recognized higher edu & emerging companies' attorney/general counsel advising on partnerships, business structures, complex contracts, intellectual property matters. Extensive nonprofit board charitable service. Yale(BA), BU Law(JD).



Prem Samtani

Specializes in Asian capital markets at leading financial firms incl Richardson Greenshields, Crosby Securities, Sofaer Capital & Morgan Stanley. Past Canada Pension Plan Investment Board Senior Portfolio Manager. Angel investor to wide portfolio.



Howard Kra

Past Wall Street advisor focused on startups. Building successful companies from initial seeding through successful IPO's incl Honest Tea (purchased by Coca-Cola), Streamline (acquired by Peapod), Advanced Communications Group, & US Delivery.

Pitch


UPSTAGED™
ENTERTAINMENT GROUP
The College & High School
Performing Arts Hub





480,000 NCAA Athletes
On 15,000 Teams in 20 Sports
Generate $14+ Billion in Revenue



And Then Shared That
7.5M
Student Performers in...
300K
Groups from...
30+
Fragmented Performing Genres...
Remain a Remarkably Unmonetized Whitespace



We Have Created the First National Competition League for Performing Artists
7.5M+
Student Performers
5.3K+
Colleges & Universities
24K+
High Schools



We combined the thrill of March Madness with Pitch Perfect to create national bracketed performing arts championships



We have successfully launched performing arts competitions across the nation
2018
CARNEGIE HALL
A Very Quaker Holiday
2019
LINCOLN CENTER
Step and the City
2019
LINCOLN CENTER
Step and the City
2020
VIRTUAL
Camp Madness
2020/21
VIRTUAL
UpStagedAID
Building the Trademarked UpStaged Brands
NATIONAL COLLEGIATE PERFORMING ARTS (NCPA)™
NATIONAL HIGH SCHOOL PERFORMING ARTS (NHSPA)™
NATIONAL SUMMER CAMP PERFORMING ARTS (NSCPA)™



NCPA
COLLEGE DJ CHAMPIONSHIPS
In Progress
Fall 2021 College DJ
Q3 – 2021
Fall 2021 College A Cappella
Q4 – 2021
Winter 2021 College Step
Q1 – 2022
Spring 2021 College Bollywood Dancing
Q2 - 2022
2022 High School A Cappella
TBD - 2022
And we're just getting started. We're launching new competitions and leagues across the nation in the next 18 months



We are the category defining league for student performing artists
We are expanding our coverage to include 35+ student performing arts genres
A CAPPELLA
General
Christian
Jewish
Indian (SE Asian)
African
Asian
Latin
CHORAL
General
Gospel
Barbershop
Boy Bands
Christian
Doo Wop
Operatic
DANCE
Step
Bollywood
Ballet
Ballroom
Jazz
Latin
Modern
INSTRUMENTAL
DJ'ing
Marching Band
Concert Band
Jazz Ensembles
Orchestra
Percussion Bands
String Bands
THEATRICAL
Comedy
Improv
Modeling
TikTok
Debate
Spoken Word
Theater



Upstaged is more than competitions. We are the hub for all student performing arts
We are creating the ecosystem for student performing artists to be recognized by passionate fans
COLLEGES & UNIVERSITIES
Alumni Relations
Media Relations
Performing Departments
STUDENT PERFORMERS
Their Performing Groups
Family/Friends/Fans
Alumni Performers
INDUSTRY PROFESSIONALS
Genre Professionals
Producers
Venues
CONTENT PROVIDERS
Producers
Platforms
Partnerships
HIGH SCHOOLS
Coaches/Admins
Parents/Friends/Family
Clubs
MEDIA
Press
Broadcast
Social Media
UPSTAGED
35 Performing Arts Genres


As our audience and ecosystem grows, we will introduce new high margin revenue streams
REVENUES GENERATED
REVENUES IN PROCESS
REVENUES IN PLANNING
FUTURE POTENTIAL REVENUES
Team Event Registration Fees
$250-$1000 per team on average
Event Ticket Sales
Comps generate $250K+ per event
Pay-for-Service
Initial $10K to license camp competition
National Broadcast
Similar to Cheer ESPN contract
UpStaged Brand Clothing Sales
Partnered with Cheer clothing manufacturer
Sponsorship/Advertising
In process with Fortune 500 sponsors
Performance Hub
Student performer produced content
Proprietary Content Sales
Licensing Step event content/film
Data Monetization
IMDb of student performing arts
Annual Student Performing Arts Festival
Sundance / SXSW of student performing arts events
College Performer Recruiting Platform
Similar to college sports recruiting platforms
Crowdfunding Platform
Like Kickstarter for student performers

**The above slide contains forward looking projections that are not guaranteed.*


We are bringing talent, fans, technology, and commerce together to power our ecosystem
BUILD CONTENT SLATE
ESTABLISH PLATFORM HUB
LEVERAGE PLATFORM TO MONETIZE
Dynamic Live/Virtual Events
"Performer's Tribune" Student Content
Historical Student Events Catalog Archive
Aggregate Community Across Stakeholders
Capture Critical Stakeholder Data
"Own" Proprietary Content
Leverage CRM/Platform Asset
Bring Live Events to Global Audience
Recognize The Stars Who Go Unseen


We are raising $1.5M to expand our coverage across the nation and into new performing arts leagues
$1.5M
$600,000
Marketing
$250,000
Fall 2021 / Winter 2022 Events
$200,000
Technology, IP & Legal Protections
$150,000
Tech / Hub / CRM
$150,000
Reserve / New Initiatives
$150,000
Scale & Optimize Staff
UPSTAGED

**A max of $1.07M to be raised through Wefunder*


M&A markets are highly active for competition leagues and content platforms
ACTIVE network
IMDb
OVERTIME
UPSTAGED COMPETITION NCAA-LIKE UMBRELLA
UPSTAGED PROPRIETARY CONTENT NETWORK
UPSTAGED DATA & STUDENT PERFORMER PLATFORM
UPSTAGED FAN DEVELOPMENT ECOSYSTEM
BUILDING KEY ASSETS
Data Capture from Competitors & Fan Voters
Grassroots Connection to Thousands of College/HS Directors


We have everything in place for exponential revenue growth beginning in the coming months
Cash-positive by Q3 2023
Tangible Assets $50K
IP Assets $500K
2022
2023
2024
2025

**The above slide contains forward looking projections that are not guaranteed.*


Our team brings deep experience in entertainment, finance, and delivering shareholder value.
UPSTAGED
Executive Management
Corporate Team
Fundraising Team
Stephan Hartman
Ken Carangelo
Victoria Duruh
Peter F. May
Connie W. Siu
Lorin Diehl
Arun Sharma
Howard Kra
Prem Samtani
Doug Schaer
Jonathan Fraga


Expanded Team
UPSTAGED
Event Team
Production Team
Support Team
Suzanne Phillips
Debbie Ganz
Kristen Stoneman
Ariel Rogers
Yuri Schlichter
Alexa Johns
Jesse Tendler
Dominique Flora
Jessica Gonger
Laura Tabanyi


We have the team, platform, and distribution network to create an entirely new category of entertainment

Remarkable Whitespace Opportunity in Student Performing Arts

- 7.5 Mil. student performers in 600,000 groups, completely unmonetized
- Compared to 480,000 NCAA athletes on 25,000 teams generating $14+ Bil.

UpStaged Seizing Opportunity Through In-Progress Strategic Plan

- UpStaged building, owning, monetizing college/HS student performer industry "hub"
- Leveraging key entertainment, education, media, and talent industry advisors & expertise

Executing With All-Star Team Credentialed Beyond Typical Startup

- Top exec talent from premier firms (e.g., Warner, Apollo Global Management, Elite Management)
- Invested & worked with founder building 3 similar businesses and many events

Strategically Aligned Interests Between UpStaged and Investors

- Founder and key management team have only taken equity compensation for 18 months
- 25 of founder's closest family, friends, & industry colleagues each invested $10K-$50K


UPSTAGED™
ENTERTAINMENT GROUP
THANK YOU
Join Us in Supporting the Empowerment of Student Performing Artists
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